VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-0305
Attention: Scott Anderegg, Staff Attorney

Re:	MarineMax, Inc. (the “Company”)

Form 10-K for the fiscal year ended September 30, 2007
Filed: December 11, 2007

Definitive Proxy Statement filed on Schedule 14A
Filed: January 16, 2008

Written Response
Filed: June 26, 2008

File No. 1-14173
Ladies and Gentlemen:
     We are responding to comments on the Company’s above-referenced filings under the Securities Act of 1934, as amended, provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 17, 2008. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.
SEC Comment

Compensation Discussion and Analysis, page 6
1.	We note your response to prior comment four in our letter dated May 28, 2008. We recognize that specific disclosure of future events is not possible, but rather what is requested is the general format and tenor of your proposed disclosure expanded from your prior year information. We understand that your disclosure will be tailored to the specifics at the time. We also note you believe disclosure of quantitative criteria would cause you competitive harm. Please revise your disclosure to discuss how difficult it will be for named executive officers or how likely it will be for you to achieve the quantitative criteria. Please see Instruction 4 to Item 402(b) of Regulation S-K and the questions in Section 118 of the Compliance & Disclosure Interpretations July 3, 2008 at http://www.sec.gov/divisions/corpfin.cfguidance.shtml#regs-k. Please provide us with the disclosure you would expect to present in future filings regarding quantitative disclosure and the difficulty of achieving the criteria.
Company Response
We have reviewed you comment and the instructions you have referred to us. While probabilities of achieving the goals are difficult to determine in advance, our Compensation Committee strives to make them challenging but achievable. To this point, we would also like to note that within the Compensation Discussion and Analysis last year we did disclose the number of goals and objectives that were achieved during the year. We have drafted a modification to our disclosures from last year to include additional information about the achievability of the goals and objectives.
Overview and Philosophy
     Our Board of Directors has appointed a Compensation Committee, consisting of independent members of the Board of Directors, to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluate the performance of our Chief Executive Officer in light of those goals and objectives, and determine and approve the compensation of our Chief Executive Officer based on this evaluation. The Compensation Committee also recommends to the Board of Directors with respect to, or, as directed by the Board of Directors, determines and approves, compensation of our other executive officers and their corporate goals and objectives. The Compensation Committee makes every effort to ensure that the compensation plans are consistent with our values and are aligned with our business strategy and goals. Additionally, the Compensation Committee makes every effort to ensure that the corporate goals and objectives, contained within the plans, are challenging enough to promote performance and not at a level to easily be achieved.
     Our compensation program for executive officers consists primarily of base salary, incentive bonuses, discretionary bonuses, and long-term incentives in the form of stock-based awards, which may include stock options, shares of restricted common stock, restricted stock units, or a combination thereof. Executives also participate in various other benefit plans, including medical and retirement plans, that generally are available to all of our employees. We consider each element of compensation collectively with other elements of compensation when establishing the various forms, elements, and levels of compensation.
     Our philosophy is to pay base salaries to executives at levels that enable us to attract, motivate, and retain highly qualified executives, with base salaries generally set at levels below those of our peer companies taking into account the possibility of the receipt by our executives of performance-based incentive bonuses. Incentive bonuses are designed to reward individuals for performance based on our company’s financial results as well as the achievement of personal and corporate objectives that contribute to our long-term success in building stockholder value. This pay for performance philosophy aligns incentive bonus payments with the achievement of financial results. Therefore, incentive bonuses will be directly impacted if we do not achieve the expected financial results. Grants of stock-based awards are intended to result in limited rewards if the price of our common stock does not appreciate, but may provide substantial rewards to executives as our stockholders in general benefit from stock price appreciation. Grants of shares of stock-based awards also are intended to align compensation with the price performance of our common stock. Total compensation levels reflect corporate positions, responsibilities, and achievement of goals. As a result of our performance-based philosophy to compensation, compensation levels may vary significantly from year to year and among our various executive officers. In general, we expect the compensation level of our Chief Executive Officer will be higher than that of our other executive officers assuming relatively equal achievement of performance targets.
SEC Comment

Certain Transactions, page 19
2.	We note your response to prior comment six in our letter dated May 29, 2008. You state in your proposed disclosure that your board of directors will review and approve transactions with you directors or officers. Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate how you will determine whether a board member or an officer has a “direct or indirect financial interest” in the transaction. Please also indicate whether these policies and procedures are in writing.
Company Response
While we have maintained policies and procedures for handling transactions with related persons, this policy has not historically been in writing. We have subsequently prepared a written policy that will be proposed at the next meeting of our Board of Directors. We anticipate that the policy will be ratified at the meeting and have prepared the following accordingly.

Policy Regarding Related Person Transactions
          Our Board of Directors requires the review, consideration, and approval by our Nominating/Corporate Governance Committee of any transaction directly or indirectly between our company and a related person that involves more than $60,000. A related person is any director, officer, or more than 5% stockholder of our company, including any member of such person’s immediate family or any entity owned or controlled by such person. A transaction is any transaction, arrangement, or relationship other than involving compensation for services provided to us in the capacity that makes such director, officer, or stockholder a related person. In approving or rejecting a proposed related-person transaction, the Nominating/Corporate Governance Committee considers the facts and circumstances it deems relevant, including the risks, costs, and benefits to us; the terms of the transaction; and the availability of comparable products or services at comparable or better terms from unrelated third parties. The Nominations/Corporate Governance Committee may approve a related-person transaction only when it considers such transaction to be in the best interests of our company.
     Thank you for the comments associated with review of our filings. We have attempted to respond fully with the comments provided to ensure the adequacy and accuracy of our filings. If you have any questions please contact myself, Mike McLamb our CFO at 727-531-1700x10131 or Jack Ezzell our Chief Accounting Officer and Controller at 727-531-1700x10107.
Sincerely,
Mike McLamb, CFO
MarineMax, Inc.
727-531-1700x10102

Cc:	Bill McGill — MarineMax, Inc. Bob Kant — Greenberg Traurig Mike Poland — E&Y

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